Exhibit 99.3

IMMEDIATE	30 OCTOBER 2006

Royal & SunAlliance – termination of ADR programme and voluntary delisting from New York Stock Exchange

Royal & Sun Alliance Insurance Group plc (R&SA) today announces that it has terminated its American Depositary Receipt (ADR) programme and voluntarily delisted from the New York Stock Exchange (NYSE) (effective from 16:00 Eastern Standard Time).

Although ADR holders are no longer able to trade in the ADRs, they have until 30 November 2006 to instruct Citigroup N.A (the Depositary) to exchange ADRs for R&SA ordinary shares. Holders who wish to exchange their ADRs for R&SA ordinary shares can call the Depositary on 877 248 4237 (in the US) or +1 781 575 4555 (from outside the US) for more information on this process.

Any ADRs in existence after 30 November 2006 will be cancelled by the Depositary, who will then sell the R&SA ordinary shares underlying those ADRs, with ADR holders being entitled to the sale proceeds net of the Depositary’s expenses and other costs. The Depositary’s usual charges will apply to all exchanges of ADRs.

In order to terminate R&SA’s registration with the Securities and Exchange Commission (SEC) and suspend SEC reporting obligations, R&SA must certify that there are less than 300 US holders of each relevant class of security, whether held directly or indirectly. On 26 October 2006 R&SA shareholders approved a resolution to amend R&SA’s Articles of Association to include provisions conferring upon the Board the power to require any US holder to sell securities. R&SA subsequently announced that US holders with an interest in less than 250,000 R&SA ordinary shares (equivalent to 50,000 ADRs) will be required to sell their R&SA ordinary shares by not later than 17 November 2006.

Issued by Royal & Sun Alliance Insurance Group plc 9th Floor One Plantation Place 30 Fenchurch Street London EC3M 3BD Telephone +44 (0)20 7111 7136 Facsimile +44 (0)20 7111 7451

Further to the notices sent out today, ADR holders are reminded that if they exchange their ADRs for R&SA ordinary shares their holdings will be subject to this sale process if they hold less than 50,000 ADRs and (i) are US resident, (ii) appear to the Board to be US resident, (iii) fail to respond to inquiries as to their status as US residents or (iv) fail to prove to R&SA’s satisfaction that they are not US residents.

--ENDS--

For further information:

Helen Pickford	Luke Thomas
Head of Investor Relations	Deputy Group Company Secretary
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7032

Issued by Royal & Sun Alliance Insurance Group plc 9th Floor One Plantation Place 30 Fenchurch Street London EC3M 3BD Telephone +44 (0)20 7111 7136 Facsimile +44 (0)20 7111 7451